PATHMARK CHARTER CORP.
c/o James B. Wootton
8405 Pulsar Pl Ste 157
Columbus, OH 43240
January 19, 2010
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Tom Kluck, Branch Chief

Re:	Pathmark Charter Corp.
Registration Statement on Form 10
Filed November 17, 2009
Amendment No. 1 to Registration on Form 10
Filed November 23, 2009
Amendment No. 2 to Registration on Form 10
Filed December 29, 2009
File No. 000-53838
Dear Mr. Kluck:
          This letter sets forth the responses of Pathmark Charter Corp. (the “Registrant”) to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission in its letter dated January 14, 2010 to James B. Wootton, the President of the Registrant, with respect to the registration statement on Form 10 filed on November 17, 2009, Amendment No. 1 filed November 23, 2009 and Amendment No. 2 filed December 29, 2009 (“Registration Statement”). We have duplicated the comments set forth in the comment letter in this letter and have provided responses to each comment. We hope that the information provided is responsive to your questions and comments.
     Concurrent with the filing of this letter on the SEC’s EDGAR system, we are filing an amendment to the Registration Statement that incorporates the revisions made in response to the Staff’s comments (the “Amendment”). References to page numbers in our responses to the Staff’s comments are to the corresponding page and paragraph numbers in the Amendment.
Item 1 — Description of Business
Strategies for Identifying and Completing a Business, page 6
1.	We note your revised disclosure in response to comments 2 and 5 of our letter dated December 16, 2009. Please revise your relevant disclosures to include a discussion of your specific targeted industries, if any.

Response
In response to the staff’s comment, we respectfully submit that we have not selected any targeted industries. Please note that Amendment No. 2 to Form 10 filed on December 29, 2009 included the following disclosure on page 6 under Item 1 b) Business of Issuer: “The Company will not restrict its potential candidate target companies to any specific business, industry or geographical location and, thus may acquire any type of business.” We have revised disclosure to copy this sentence also into the disclosures under Item 1 a) Business Development and the disclosures of Item 1 under “Strategies for Identifying and Completing a Business Combination”.
2.	We note your disclosure in response to previous comment 8. Please briefly expand your revised disclosure to discuss the various transaction structures that you may seek that will not require shareholder approval.
Response
We acknowledge the staff’s comment and have expanded our revised disclosure on page 7 to include the following: “A transaction structure that we may attempt that would not require shareholder approval is a reverse triangular merger, in which case the Company would create a new 100% owned subsidiary, which subsidiary would then merge into the target private company. In this scenario, the shareholders of the target private company would have to approve the merger. Also, the merger would have to be approved by the subsidiary owner, being the Company, acting only through its board of directors.”
3.	You state in response to previous comment 9 that your management plans to devote approximately 5 hours per week to this venture at the outset and between 5 and 20 hours during the “investigation stage.” Please further revise your disclosure to explain the differences between these stages. Indentify in such revised disclosure the criteria that must be met with respect to a potential target, if any, which would necessitate greater participation from your management.
Response
We acknowledge the staff’s comment and have expanded our revised disclosure to include the following on page 8: “The early stages of the search process will include researching targets and establishing preliminary contact with target businesses. During the investigation stage, management’s effort will be expanded to encompass analysis, negotiation and due diligence, by inspecting items such as, for example, the financial records, physical facilities, legal documents, and the business of the potential target.”
Item 2. Management’s Discussion and Analysis or Plan of Operation,, page 18
4.	We note your revised disclosure on page 19 that “[t]he Company may consider a business opportunity which ... is a developing company in need of additional funds for expansion into new products or markets or ... is in need of capital.” In light of your poor financial condition, please describe in detail why such company would be interested in pursuing a business combination with you.
Response
We acknowledge the staff’s comment and have expanded our revised disclosure to include the following on page 19: “A developing company in need of additional funds for expansion into new product or markets or is in need of capital may be interested in a business combination with the Company because, as a fully reporting company, the merged company, might become a more attractive candidate for additional funding or capital.”
     In connection with our response to the Commission’s comments, the Company acknowledges the following:
     • The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
     • SEC staff comments or changes to disclosure in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the filing; and
     • The Company may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     The Company has worked diligently to respond to the Staff’s comments as expeditiously as possible, and we hope that we have fully addressed and resolved any concerns the Staff may have had with respect to the Registration Statement. If you wish to discuss this letter, or if you have further questions or comments, please do not hesitate to contact me at (614) 468-0198.

Very truly yours,
/s/ James B. Wootton
James B. Wootton, President\
Pathmark Charter Corp.